SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF: 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company

NOTICE TO SHAREHOLDERS

Telemig Celular Participações S.A. (“Telemig Part.”), hereby informs that its Board of Directors approved in an extraordinary meeting held on February 12, 2009, the capital increase of the Company as a result of the corporate restructuring process involving the Company and its controlled and controlling companies. The goodwill amortization resulting from this corporate restructure resulted in an accrued fiscal benefit in the total amount of R$ 22.886.082,28 (twenty two million, eight hundred and eighty six thousand, eighty and two reais and twenty eight cents) corresponding to the fiscal year ended on December 31, 2008. It also represents credits held by Vivo Participações S.A. (“Vivo Part”), used to increase the capital stock of the Company from the current R$ 600,464,494.95 (six hundred million, four hundred and sixty four thousand and four hundred and ninety four reais and ninety five cents) to R$ 623,350,577.23 (six hundred and twenty three million, three hundred and fifty thousand and five hundred and seventy seven reais and twenty three cents), with the issuance of 610,784 new shares. From such new shares being issued, 223,032 are common shares and 387,752 are preferred shares, without par value and book-entry form, granting the preemptive right stated in article 171 of Law No. 6,404/76. The totality of the amount resulting from the exercise of the preemptive right shall be credited to the shareholder Vivo Part.

TOTAL AMOUNT OF THE STOCK SUBSCRIPTION AND CAPITAL INCREASE

22,886,082.28 (twenty two million, eight hundred and eighty six thousand, eighty two reais and twenty eight cents).

AMOUNT AND CLASS OF ISSUED SHARES

223,032 (two hundred twenty three thousand and thirty two) new common shares, book-entry form, without par value.

387,752 (three hundred and eighty seven thousand and seven hundred and fifty two) new preferred shares, book-entry form, without par value.

ISSUANCE PRICE

R$ 37.47 (thirty seven reais and forty seven cents) per preferred and common shares.
The issuance price corresponds to 100% of the weighted average price in the main market of the preferred shares of the 10 trading sessions of Bovespa, from January 28, 2009 until February 10, 2009, inclusive.

DIVIDENDS

The issued shares will be entitled to full dividends and all other eventual capital remuneration as may be declared by Telemig Part as from this date related to the fiscal year of 2009 and in the future.

TERM FOR EXERCISING THE PREEMPTIVE RIGHT

Starting on February 16, 2009                           Ending on March 17, 2009

RATIO OF THE SUBSCRIPTION RIGHT

In order to ascertain the amount of shares that each shareholder can subscribe, the shareholder shall multiply the amount of shares held by it on February 13, 2009, by the following factors:

Class of shares held                                  Factor                               Class to subscribe
        Common                                               0.01656257344                                Common
       Preferred                                                0.01656257344                                 Preferred

PAYMENT TERMS

Cash, on demand, upon subscription.

ADMISSION FOR THE SUBSCRIPTION

The shareholders that have acquired the shares until February 13, 2009 shall have the subscription right. The shares acquired as from February 16, 2009 shall be ex-right of subscription.

Holders of ADRs: the new shares shall not be registered under the terms of the Securities Act of 1933 and may not be offered or sold in the United States of America or to North-American persons.

Shareholders wishing to trade their subscription rights are authorized to do so, provided that the shareholders whose shares are in custody with Banco ABN Amro Real S.A. (“Banco Real”) shall either request to that Bank the respective form of assignment of rights, which shall be issued by Banco Real during the period from February 16, 2009 until March 17, 2009, or give instructions to a securities broker of its choice for trading directly in the stock exchanges in the period from February 16, 2009 until March 10, 2009.

Once the form of assignment of rights is issued, under the terms provided herein above and having its effective disposal thereof, the corresponding statement on the reverse side of the form will be required, with the assignor’s signature duly certified by a notary public.

UNSUBSCRIBED SHARES

There will not have the right of subscribing the unsubscribed shares.

DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHTS

The shareholders are required to present the following original documents or certified copies thereof:

  Individuals: Identity Card, individual taxpayer card (CPF) and proof of address.

  Legal Entities: certified copy of the latest restated bylaws or articles of association, CNPJ enrollment card, corporate documents granting representation powers and certified copies of the CPF, Identity Card and proof of residence of its representatives. Investors resident abroad may be required to present other representation documents.

  In case of representation by proxy, the respective power of attorney shall be required to be presented.

ASSISTANCE LOCATIONS

At the securities brokers, for shares in custody with BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and in the branches of Banco Real, for shares in custody with such institution.

CREDITING OF SHARES

The shares will be credited one (1) business day after the expiration date of the preemptive right upon the increase of the capital stock, both for shares in custody with the BM&FBOVESPA and with the Banco Real.

Belo Horizonte, February 12, 2009.

Ernesto Gardelliano
Investor Relations Officer
Telemig Celular Participações S.A.
www.vivo.com.br/ir
www.telemigholding.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.